As filed with the Securities and Exchange Commission on February 28, 2001
                                                 Registration No. 333-_____
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------



                                    Form S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ------------------


                               Henry Schein, Inc.
             (Exact name of registrant as specified in its charter)


         Delaware                135 Duryea Road               11-3136595
      (State or other         Melville, New York 11747      (I.R.S. Employer
      jurisdiction of             (631) 843-5500          Identification Number)
incorporation or organization)

                               Stanley M. Bergman
                            Chairman, Chief Executive
                              Officer and President
                               Henry Schein, Inc.
                                 135 Duryea Road
                            Melville, New York 11747
                                 (631) 843-5500
                   (Address, including zip code, and telephone
                         number, including area code, of
         registrant's principal executive offices and agent for service)


                                   Copies to:
    Robert A. Cantone, Esq.                      Michael S. Ettinger, Esq.
      Proskauer Rose LLP           Vice President, General Counsel and Secretary
       1585 Broadway                               Henry Schein, Inc.
   New York, New York 10036                         135 Duryea Road
       (212) 969-3000                            Melville, New York 11747
                                                    (631) 843-5500

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: |X|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

                         CALCULATION OF REGISTRATION FEE

                                                                                                                       Amount of
         Title of shares to be             Amount to be     Proposed maximum offering   Proposed maximum aggregate    registration
              registered                   registered(1)      price per share(2)            offering price(2)             fee
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.    429,150 shares           $32.805                   $14,078,266               $3,520
==================================================================================================================================

(1) Also includes an aggregate of 429,150 Common Stock purchase price rights attached to the shares of Common Stock pursuant to the Rights Agreement, dated as of November 30, 1998, between Henry Schein, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent.
(2) Estimated solely for the purpose of calculating the registration fee and based, pursuant to Rule 457(c) of the Securities Act of 1933, upon the average of the high and low prices of the Common Stock on the Nasdaq Stock Market on February 23, 2001.

                  --------------------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

                               HENRY SCHEIN, INC.

                         -------------------------------


                         429,150 SHARES OF COMMON STOCK

                         -------------------------------


         The stockholders of Henry Schein, Inc. named in this Prospectus are offering and selling up to 429,150 shares of HSI's common stock. HSI will receive none of the proceeds of this offering. The selling stockholders obtained their shares in connection with acquisitions made by HSI.

         The selling stockholders may offer their shares through brokers, dealers or agents or directly to purchasers. They may sell their shares in the over-the-counter market or otherwise, and at market prices prevailing at the time of sale, or at privately negotiated prices. The selling stockholders will bear all commissions, and other compensation paid to brokers in connection with the sale of their shares. HSI will bear the expense of registering the shares for this offering.

         The common stock is traded on the Nasdaq Stock Market under the symbol "HSIC". On February 27, 2001, the closing sale price of the common stock was $29.75.

         Investing in the Offered Shares involves certain risks. See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered by prospective purchasers of the Offered Shares.

                         -------------------------------


          Neither The Securities And Exchange Commission Nor Any State
           Securities Commission Has Approved or Disapproved of These
              Securities or Passed Upon The Adequacy or Accuracy of
               This Prospectus. Any Representation to The Contrary
                             Is a Criminal Offense.

                         -------------------------------



                 The date of this prospectus is March ___, 2001

                       WHERE YOU CAN FIND MORE INFORMATION

         HSI is subject to the informational requirements of the Securities Exchange Act of 1934. Thus, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, or in the public reference rooms located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov".

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

         1. HSI's Annual Report on Form 10-K for the fiscal year ended December 25, 1999 (File No. 0-27028);

         2. HSI's Quarterly Report on Form 10-Q for the fiscal quarter ended March 25, 2000;

         3. HSI's Quarterly Report on Form 10-Q for the fiscal quarter ended June 24, 2000;

         4. HSI's Quarterly Report on Form 10-Q for the fiscal quarter ended September 23, 2000;

         5.   The   description   of  the  common   stock   contained  in  HSI's
              Registration Statement on Form 8-A dated October 27, 1995; and

         6. The description of the common stock purchase rights contained in HSI's Registration Statement on Form 8-A dated December 15, 1998.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            Henry Schein, Inc.
                            135 Duryea Road
                            Melville, New York 11747
                            (631) 843-5500
                            Attention: Michael S. Ettinger

         HSI has filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by the rules of the SEC. Copies of the registration statement, including the omitted portions, are available from the SEC upon payment of prescribed fees. We refer you to the registration statement and the exhibits filed with it for further information. Statements made in this prospectus or the registration statement about the contents of any contract or other document filed as an exhibit to the registration statement may not be complete, and are qualified by the text of that contract or document.

         You should rely only on the information or representations provided or incorporated in this prospectus. We have authorized no one to provide you with different information. The shares are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page.

         HSI's principal executive offices are located at 135 Duryea Road, Melville, New York 11747, and our telephone number is (631) 843-5500.

                                  RISK FACTORS

         You  should  carefully   consider  the  following   factors  and  other
information in this prospectus before deciding to invest in the shares. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Any forward looking statements contained in this Prospectus are subject to, among other things, the following factors.

         Unless the context indicates otherwise, the terms "HSI", "we", "us" and "our" mean Henry Schein, Inc. and its subsidiaries.


The Healthcare Products Distribution Industry Is Intensely Competitive

         The healthcare products distribution business is intensely competitive. HSI competes with numerous other companies, including several major manufacturers and distributors. Some of these competitors have greater financial and other resources than HSI. Most of HSI's products are available from several sources, and our customers tend to have relationships with several distributors. In addition, competitors could obtain exclusive rights to market particular products. Manufacturers also could increase their efforts to sell directly to end-users, thereby by-passing distributors like HSI. Consolidation among healthcare products distributors could result in existing competitors increasing their market position through acquisitions or joint ventures, which could materially adversely affect HSI's operating results. In addition, the emergence of new competitors could materially adversely affect HSI's operating results.

HSI's Expansion Through Acquisitions and Joint Ventures Involves Several Risks

         HSI has expanded in its domestic and international markets in part through acquisitions and joint ventures, and HSI expects to continue to make acquisitions and enter into joint ventures in the future. Such transactions involve numerous risks, including possible adverse short-term effects on HSI's operating results or the market price of the common stock. Some of HSI's acquisitions and future acquisitions may also give rise to an obligation by HSI to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse financial effect on HSI. In addition, integrating acquired businesses and joint ventures:

         o may result in a loss of customers or product lines of the acquired businesses or joint ventures;

         o    requires significant management attention; and

         o may place significant demands on HSI's operations, information systems and financial resources.

There can be no assurance that HSI will be effective in making future acquisitions or joint ventures. HSI's ability to continue to successfully effect acquisitions and joint ventures will depend upon the following:

         o    the   availability  of  suitable   acquisition  or  joint  venture
              candidates at prices acceptable to HSI;

         o    HSI's ability to consummate such transactions; and

         o    the   availability   of  financing,   in  the  case  of  non-stock
              transactions, on terms acceptable to HSI.

For information regarding recent acquisitions by HSI, see the discussion under the heading "HSI-- Recent Acquisitions"on pages 10 to 12.

Certain Insiders Have Significant Control over HSI

         An agreement among certain stockholders of the Company, which was entered into in connection with HSI's reorganization, provides that from January 1, 1999 until the earliest of January 1, 2004, the date on which Marvin H. Schein and his family group no longer beneficially own at least 25% of the outstanding common stock that they owned immediately after the reorganization, or the date on which certain changes in the company's management occur, Stanley
M. Bergman has the right to designate the nominees for election to the Board of Directors. However, if Marvin H. Schein does not approve Mr. Bergman's nominees, Mr. Bergman and Mr. Schein will each select a number of nominees, one of which must be an independent nominee, as defined in the agreement, equal to one-half of the entire Board, rounded down to the nearest whole number, and the remaining nominee, if there is an odd number of directors, will be elected by the two independent nominees. The parties to the agreement, who have the right to vote approximately 14% the of outstanding shares of common stock, are required to vote for all such nominees. If any director previously nominated pursuant to the agreement ceases to hold office, the individual who nominated that director shall have the right to nominate his or her successor. Because of these voting arrangements, Mr. Bergman has significant influence over matters relating to HSI's Board of Directors.

HSI Experiences Fluctuations in Quarterly Earnings

         HSI's business has been subject to seasonal and other quarterly fluctuations. Net sales and operating profits generally have been higher in the fourth quarter due to the timing of sales of software, year-end promotions, and purchasing patterns of office-based healthcare practitioners. Net sales and operating profits generally have been lower in the first quarter, primarily due to increased purchases in the prior quarter. Quarterly results may also be adversely affected by a variety of other factors, including:

         o    the timing of acquisitions and related costs;

         o    the release of software enhancements;

         o    promotions;

         o    adverse weather; and

         o fluctuations in exchange rates associated with international operations.

HSI's Technology Segment Depends Upon Continued Product Development, Technical Support and Marketing

         During our 1999 fiscal year, approximately $66.9 million, or 2.9%, of HSI's net sales, and $45.7 million, or 6.5%, of HSI's gross profit, was derived from its technology segment's value-added products and services, primarily sales of HSI's Easy Dental(R) Plus, Dentrix Dental System(R), and AVImark(R) practice management software and other value added products and services to United States dental, medical and veterinary office-based healthcare practitioners. During the first nine months of fiscal 2000, approximately

$50.2 million, or 2.9%, of HSI's net sales, and $34.3 million, or 6.4%, of HSI's gross profit, was derived from such products and services. Competition among companies supplying practice management software is intense and increasing.
HSI's future sales of practice management software will depend on, among other factors:

         o    the effectiveness of our sales and marketing programs;

         o    our ability to enhance its products; and

         o    our ability to provide ongoing technical support.

         We cannot assure you that HSI will be successful in introducing and marketing software enhancements or new software, or that such software will be released on time or accepted by the market. HSI's software products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. We cannot assure you that future problems with post-release software errors or bugs will not occur. Any such defective software may result in increased expenses related to the software and could adversely affect HSI's relationships with the customers using such software. We do not have any patents on our software, and rely upon copyright, trademark and trade secret laws; we cannot assure you that such legal protections will be available or enforceable to protect our software products. HSI's Easy Dental(R) Plus software products are generally distributed under "shrink-wrap" licenses that are not signed by the customer and, therefore, may be unenforceable in certain jurisdictions.

HSI's International Operations are Subject to Inherent Risks

         During fiscal 1999, approximately $404.2 million, or 17.7%, of HSI's net sales, and $119.9 million, or 17.2%, of HSI's gross profit, was derived from sales to customers located outside the United States and Canada. During the first nine months of fiscal 2000, approximately $286.8 million, or 16.6%, of HSI's net sales, and $83.3 million, or 15.5%, of HSI's gross profit, was derived from sales to customers located outside the United States and Canada. HSI's international operations are subject to a number of inherent risks, including:

         o    difficulties   in  opening  and  managing   foreign   offices  and
              distribution centers;

         o    difficulties in establishing channels of distribution;

         o    fluctuations in the value of foreign currencies;

         o    import/export duties and quotas; and

         o unexpected regulatory, economic and political changes in foreign markets.

We cannot assure you that these factors will not adversely affect HSI's operating results.

         Eleven of the 15 member countries of the European Union have adopted the Euro as their common legal currency. The participating countries established fixed Euro conversion rates between their existing currencies and the Euro. The Euro now trades on currency exchanges and is available for non-cash transactions. The participating countries now issue their debt exclusively in Euros, and have re-denominated their outstanding debt. The authority to direct monetary policy for the participating countries, including money supply and official interest rates for the Euro, is exercised by the European Central Bank.

         HSI has established an euro task force to address its information systems, product and customer concerns. We expect to achieve timely Euro information systems and product readiness, so as to conduct transactions in the Euro, in accordance with implementation schedules as they are established by the European Commission. We do not anticipate that the costs of the overall effort will have a material adverse impact on our future results.

E-Commerce

         Traditional healthcare supply and distribution relationships are being challenged by electronic on-line commerce solutions. HSI's distribution business is characterized by rapid technological developments and intense competition. The rapid evolution of on-line commerce, including business-to-business exchanges, will require continuous improvement in performance, features and reliability of Internet content and technology by HSI, particularly in response to competitive offerings. In January 2001, we launched a new website for on-line sales using Microsoft's recently introduced Commerce Server 2000(R) product.

HSI's Future Performance is Materially Dependent Upon its Senior Management

         Our future performance will depend, in part, upon the efforts and abilities of certain members of its existing senior management, particularly Stanley M. Bergman, Chairman, Chief Executive Officer and President, James P. Breslawski, Executive Vice President, and Steven Paladino, Executive Vice President and Chief Financial Officer. The loss of service of one or more of these persons could have an adverse effect on HSI's business. HSI has entered into an employment agreement with Mr. Bergman. The success of certain acquisitions and joint ventures made by HSI may depend, in part, on HSI's ability to retain key management of the acquired businesses or joint ventures.

The Healthcare Industry Is Experiencing Rapid Change

         In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies, e-commerce and collective purchasing arrangements by office-based healthcare practitioners. If HSI is unable to react effectively to these and other changes in the healthcare industry, its operating results could be adversely affected. We cannot predict whether any significant healthcare reform efforts will be enacted or what effect such reforms might have on us or our customers and suppliers.

Government Regulation

         HSI's business is subject to requirements under various local, state, Federal and foreign governmental laws and regulations applicable to the manufacture and distribution of pharmaceuticals and medical devices. Among the Federal laws with which we must comply are the Federal Food, Drug, and Cosmetic Act, the Prescription Drug Marketing Act of 1987, and the Controlled Substances Act.

         The Federal Food, Drug, and Cosmetic Act generally regulates the introduction, manufacture, advertising, labeling, packaging, storage, handling, marketing and distribution of, and recordkeeping for, pharmaceuticals and medical devices shipped in interstate commerce.

         The Prescription Drug Marketing Act of 1987 established certain requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be registered with the Secretary of Health and Human Services or licensed by each state in which they conduct business in accordance with federally established guidelines on storage, handling and record maintenance.

         Under the Controlled Substances Act, HSI, as a distributor of controlled substances, is required to obtain annually a registration from the Attorney General in accordance with specified rules and regulations and is subject to inspection by the Drug Enforcement Administration acting on behalf of the Attorney General.

         HSI is required to maintain licenses and permits for the distribution of pharmaceutical products and medical devices under the laws of the states in which is operates. In addition, HSI's dentist and physician customers are subject to significant governmental regulation. There can be no assurance that regulations that impact dentists' or physicians' practices will not have a material adverse impact on HSI's business.

HSI Relies Upon Third Parties to Ship Products to Customers

         Shipping is a significant expense in the operation of HSI's business. HSI ships almost all of its U.S. orders by UPS and other delivery services, and typically bears the cost of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on HSI's operating results. Similarly, strikes or other service interruptions by such shippers could cause HSI's operating expenses to rise and adversely affect HSI's ability to deliver products on a timely basis.

The Common Stock Has Experienced Market Price Volatility

         The stock market historically has experienced volatility that has particularly affected the market prices of securities of many companies in the healthcare industry, and which sometimes has been unrelated to the operating performances of such companies. These market fluctuations may adversely affect the market price of the common stock. From the end of HSI's 1999 fiscal year on December 25, 1999, through February 27, 2001, the closing market price of the common stock as reported on the Nasdaq National Market has ranged from a high of $36.00 to a low of $12.

HSI's Rights Plan and Certificate of Incorporation and By-Law Provisions May Discourage Third Party Offers to Acquire HSI

         The rights we have issued under our Rights Plan, may make it more difficult for a third party to acquire HSI, and may discourage or prevent the consummation of an acquisition of HSI or our common stock at a price that a majority of HSI's stockholders would be willing to accept.

         Provisions of HSI's certificate of incorporation and by-laws may make it more difficult for a third party to acquire HSI, may discourage acquisition bids for HSI, and may limit the price that certain investors might be willing to pay in the future for shares of common stock. These provisions, among other things:

         o require the affirmative vote of the holders of at least 60% of the shares of common stock entitled to vote to approve a merger or a sale, lease, transfer or exchange of all or substantially all of the assets of HSI; and

         o require the affirmative vote of the holders of at least 662/3% of the shares entitled of common stock to vote to:

              o    remove a director;

              o amend or repeal certain provisions of HSI's certificate of incorporation; and

              o to amend or repeal the by-laws of HSI, except that the board of directors may amend by-laws adopted prior to the 1997 annual meeting of stockholders.

         In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock of HSI that may be issued with rights senior to the rights of the holders of common stock.

         Under  certain   conditions,   the  Delaware  General  Corporation  Law
prohibits HSI from engaging in a business combination with a stockholder owning 15% or more of HSI's outstanding voting stock for a period of three years.

         In addition, both HSI's 1994 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan provide for accelerated vesting of stock options upon a change in control of HSI, and certain agreements between HSI and its executive officers provide for increased severance payments if those executive officers are terminated without cause within two years after a change in control of HSI.

HSI Is Subject to Product Liability and Other Claims in the Ordinary Course of Business

         The manufacture or distribution of certain products by HSI involves a risk of product liability claims, and from time to time HSI is named as a defendant in products liability cases as a result of its distribution of pharmaceutical and other healthcare products. For information regarding certain pending legal proceedings, see the discussion under the caption "HSI--Certain Legal Proceedings" on page 11.

         HSI has insurance policies, including product liability insurance, covering risks and in amounts we consider adequate. In many cases HSI is covered by indemnification from the manufacturer of the product. We cannot assure you that the coverage maintained by us is sufficient to cover all future claims or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide adequate protection for us.


                                       HSI

         HSI is the largest distributor of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. HSI has operations in the United States, Canada, Mexico, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland, Austria, Spain, Israel, Australia and New Zealand.

         HSI conducts its business principally through two segments, healthcare distribution and technology. These segments, which are operated as individual business units, offer different products and services, albeit to the same customer base. HSI's healthcare distribution segment consists of HSI's dental, med veterinary and international groups. The international group is comprised of HSI's healthcare distribution business units located primarily in Europe and the Pacific Rim, and offer products and services to dental, medical and veterinary customers located in their respective geographic regions. HSI's technology segment consists primarily of HSI's practice management software business and certain other value-added products and services which are distributed primarily to healthcare professionals in the North American market.))

         HSI sells products and services to over 400,000 customers, primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 1999, HSI's healthcare distribution segment sold products to over 75% of the estimated 110,000 dental practices in the United States. HSI believes that there is strong awareness of the "Henry Schein" name among office-based healthcare practitioners due to its more than 65 years of experience in distributing healthcare products. Through its comprehensive catalogs and other direct sales and marketing programs, HSI offers its customers a broad product selection of both branded and private brand products which includes in excess of 70,000 stockkeeping units in North America, approximately 60,000 stockkeeping units in Europe and approximately 23,000 stockkeeping units in Australia, at published prices that HSI believes are below those of many of its competitors.

         HSI's technology segment offers various value-added products and services such as practice management software. As of the end of its 1999 fiscal year on December 25, 1999, HSI had sold over 33,000 dental practice management software systems, more than any of its competitors.

         During Fiscal 1999, HSI distributed over 14.0 million pieces of direct marketing materials, including catalogs, flyers and order stuffers, to approximately 650,000 office-based healthcare practitioners. HSI supports its direct marketing efforts with approximately 800 telesales representatives who facilitate order processing and generate sales through direct and frequent contact with customers and with approximately 1,150 field sales consultants, including equipment sales specialists. HSI uses database segmentation techniques to more effectively market its products and services to customers.

         In recent years, HSI has continued to expand its management information systems and has established strategically located distribution centers in the United States, Europe and Australia to enable it to better serve its customers and increase its operating efficiency. HSI believes that these investments, coupled with its broad product offerings, enable HSI to provide its customers with a single source of supply for substantially all their healthcare product needs and provide them with convenient ordering and rapid, accurate and complete order fulfillment. HSI estimates that approximately 99% of all orders in the United States and Canada received before 5:00 p.m. and 6:00 p.m., respectively, are shipped on the same day the order is received and approximately 99% of orders are received by the customer within two days of placing the order. In addition, HSI estimates that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering.

         Plan of Restructuring

         On August 1, 2000, HSI announced a comprehensive restructuring plan designed to improve customer service and increase profitability by maximizing the efficiency of HSI's infrastructure. This world wide initiative included the elimination of approximately 300 positions, including open positions, or about 5% of the total workforce, throughout all levels within the organization. The restructuring plan was substantially completed by the end of fiscal 2000.

         During the three months ended September 23, 2000, HSI incurred one-time restructuring costs of approximately $5.9 million ($3.4 million after taxes, or approximately $0.08 per diluted share), of which approximately $3.7 million related to employee severance pay and benefits, $1.1 million related to facility closing costs, primarily lease termination and asset write-off costs, and $0.6 million related to outside professional and consulting fees directly related to the restructuring plan. Approximately $0.4 million related to the Technology segment of our business. HSI preliminarily estimates that it incurred additional one-time restructuring costs of approximately $9.0 million, or $5.4 million after taxes, during the fourth quarter of fiscal 2000.

         HSI estimates that annual savings derived from the restructuring plan and the previously announced dental rightsizing plan will be approximately $20.0 million on a pre-tax basis, or $12.0 million after taxes, or approximately $0.29 per diluted share.

Recent Disposition

         On October 23, 2000, HSI announced that, in an ongoing effort to sharpen its focus on its core value-added distribution business, it had sold its 50% interest in dental anesthetic manufacturer HS Pharmaceutical, which owns Novocol Pharmaceutical of Canada, Inc. HSI preliminarily estimates a non-recurring loss on the divestiture of approximately $0.05 per diluted share, in the fourth quarter of fiscal 2000.

Recent Acquisitions

         HSI believes that there has been consolidation among healthcare products distributors serving office based healthcare practitioners and that this consolidation will continue to create opportunities for HSI to expand through acquisitions and joint ventures. In recent years, HSI has acquired or entered into joint ventures with a number of companies engaged in businesses that are complementary to those of HSI. HSI's acquisition and joint venture strategies include acquiring additional sales that will be channeled through HSI's existing infrastructure, acquiring access to additional product lines, acquiring regional distributors with networks of field sales consultants and international expansion.

         During the fiscal year ended December 30, 2000, HSI completed three acquisitions, none of which were considered material.

         During the fiscal year ended December 25, 1999, HSI completed nine acquisitions. The completed acquisitions, which had aggregate net sales for 1998 of approximately $324.0 million, included four international companies, four medical supply companies and one valued-added services company.

         HSI completed five acquisitions in its 1998 fiscal year. These 1998 acquisitions, which had aggregate net sales for 1997 of approximately $265.0 million, consisted of two dental supply companies, the most significant of which was H. Meer Dental Supply Co., two medical supply companies and one international dental supply company.

Certain Legal Proceedings

         The manufacture or distribution of certain products by HSI involves a risk of product liability claims, and from time to time HSI is named as a defendant in products liability cases as a result of its distribution of pharmaceutical and other healthcare products. As of the end of fiscal 2000, HSI was named a defendant in approximately 69 such cases. Of these product liability claims, 53 involve claims made by healthcare workers who claim allergic reaction relating to exposure to latex gloves. In each of these cases, HSI acted as a distributor of both brand name and "Henry Schein" private brand latex gloves, which were manufactured by third parties. To date, discovery in these cases has generally been limited to product identification issues. The manufacturers in these cases have withheld indemnification of HSI pending product identification; however, HSI is taking steps to bring those manufacturers into each case in which HSI is a defendant. HSI is also a named defendant in nine lawsuits involving the sale of phentermine and fenfluramin. Plaintiffs in the cases allege injuries from the combined use of the drugs known as "Phen/fen." HSI expects to obtain indemnification from the manufacturers of these products, although this is dependent upon, among other things, the financial viability of the manufacturer and their insurers.

         In addition, HSI is subject to other claims, suits and complaints arising in the course of HSI's business. In Texas District Court, Travis County, HSI and one of its subsidiaries are defendants in a matter entitled Shelly E. Stromboe & Jeanne N. Taylor, on Behalf of Themselves and All Other Similarly Situated vs. Henry Schein, Inc., Easy Dental Systems, Inc. and Dentisoft, Inc., Case No. 98-00886. This complaint alleges among other things, negligence, breach of contract, fraud and violations of certain Texas commercial statutes involving the sale of certain practice management software products sold prior to 1998 under the Easy Dental name. In October 1999, the Court, on motion, certified both a Windows Sub-Class and a DOS Sub-Class to proceed as a class action pursuant to Tex. R.Civ. P.42. It is estimated that 5,000 Windows customers and 15,000 DOS customers could be covered by the judge's ruling. In November of 1999, HSI filed an interlocutory appeal of the District Court's determination to the Texas Court of Appeals on the issue of whether this case was properly certified as a class action. On September 14, 2000, the Court of Appeals affirmed the District Court's certification order. On January 5, 2001, HSI filed a petition for review with the Texas Supreme Court asking the court to review the District Court's certification order. That appeal is pending. During the appeal of the class certification, a trial on the merits cannot begin. HSI intends to vigorously defend itself against this claim, as well as all other claims, suits and complaints.

         HSI has various insurance policies, including product liability insurance, covering risks and in amounts it considers adequate. In many cases HSI is provided indemnification by the manufacturer of the product. There can be no assurance that the coverage maintained by HSI is sufficient to cover all future claims or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide adequate protection for HSI. In the opinion of HSI, all pending claims are covered by insurance or will not otherwise have a material adverse effect on HSI's financial condition.


                              SELLING STOCKHOLDERS

         The following table lists the names and business addresses of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder as of January 15, 2001, and the number of shares being offered by each selling stockholder. Each of the selling stockholders owns less than 1% of the outstanding shares of common stock. Except as noted below, each selling stockholder has sole voting and investment power as to shares shown as being owned by that selling stockholder.


                                              Number of Shares                                        Number of Shares to
                                             Beneficially Owned             Number of Shares         be Beneficially Owned
          Name and Address                Prior to the Offering (1)             Offered              After the Offering (1)
-----------------------------------       -------------------------         ----------------         ----------------------

Joseph C. Robertson                                195,300                      195,300                       0
c/o Henry Schein Arcona, Inc.
17 Keefer Road
St. Catharines, Ontario L2M 6K4

Anita Robertson                                    195,300                      195,300                       0
c/o Henry Schein Arcona, Inc.
17 Keefer Road
St. Catharines, Ontario L2M 6K4

Carman Adair                                        56,756                       38,550                       18,206
c/o Henry Schein Arcona, Inc.
Western Division
1454 Cliveden Avenue
Delta, British Columbia V3M 6S7

-------------------------

(1) The shares shown as beneficially owned represent shares of common stock that the selling stockholder is entitled to receive at the selling stockholder's election in exchange for shares that the selling stockholder received in a Canadian subsidiary of HSI. Each selling stockholder intends to make such exchange promptly with respect to these shares.

                              PLAN OF DISTRIBUTION

         This Prospectus, as amended or supplemented, may be used from time to time by the selling stockholders to offer and sell shares in transactions in which they and any broker-dealer through whom such shares are sold may be deemed to be underwriters within the meaning of the Securities Act. There are no arrangements or understandings, formal or informal, relating to the distribution of the shares. If HSI is notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock bought through a block trade, special offering, exchange distribution or secondary distribution, HSI will file a supplemented prospectus setting forth the name of each Selling Stockholder and the participating broker-dealer(s), the number of shares involved, the price at which the shares were sold, the commissions paid or the discounts allowed to such broker-dealer(s), where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus and other facts material to the transaction.

         Selling stockholders may sell the shares being offered by this prospectus from time to time in transactions, which may involve crosses and block transactions, through the Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. Selling stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as an agent or may acquire shares as principal. Broker-dealers participating in these transactions as an agent may receive commissions from selling stockholders, and, if they act as an agent for the purchaser of such shares, from such purchaser. Participating broker-dealers may agree with selling a stockholder to sell a specified number of shares at a stipulated price per share and, to the extent the broker-dealer is unable to do so acting as an agent for the selling stockholder, to purchase the unsold shares at the price required to fulfill the broker-dealer's commitment to the selling stockholder. Broker-dealers who acquire shares may thereafter resell shares from time to time in transactions, which may involve crosses and block transactions and may involve sales to or through other broker dealers, including transactions of the nature described in the preceding two sentences, through the Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with those resales may pay commissions to, or receive commissions from, the purchaser of the shares.

         HSI has agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act.

                                     EXPERTS

         The consolidated financial statements and schedule included in HSI's Annual Report on Form 10-K for the fiscal year ended December 25, 1999, which are incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference.
Those financial statements audited by BDO Seidman, LLP are incorporated by reference in reliance upon the report given the authority of that firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         The validity of Offered Shares of common stock has been passed upon for HSI by Proskauer Rose LLP, counsel to HSI.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The expenses in connection with the distribution of the securities being registered hereunder (all of which are already outstanding) are:


Securities and Exchange Commission registration fee...........................  $ 3,250
Accounting fees and expenses..................................................  $10,000
Legal fees and expenses (other than Blue Sky fees and expenses)...............  $10,000
Miscellaneous.................................................................  $ 2,000
                                                                                --------
         Total................................................................  $25,250

         All amounts except the Securities and Exchange Commission registration fee are estimated.

Item 15.  Indemnification of Directors and Officers

         Article TENTH of HSI's amended and restated certificate of incorporation provides that HSI shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The amended and restated certificate of incorporation also extends indemnification to those serving at the request of HSI as directors, officers, employees or agents of other enterprises.

         In addition, Article NINTH of HSI's amended and restated certificate of incorporation, as amended, provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (o) for a breach of his or her duty of loyalty to HSI or its stockholders, (o) for acts or omissions of intentional misconduct, (o) under
Section 174 of the Delaware General Corporation Law for unlawful declarations of dividends or unlawful stock purchases or redemptions, or (o) for any transactions from which the director derived an improper personal benefit.

         Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (o) for any breach of the director's duty of loyalty to the corporation or its stockholders, (o) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (o) for liabilities arising under Section 174 of the Delaware General Corporation Law, or (o) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Item 16.  Exhibits and Financial Statements

         The exhibits required by Item 601 of Regulation S-K and filed herewith are listed on the Exhibit Index immediately preceding the exhibits. All schedules are omitted as the required information is presented in the financial statements or related notes incorporated by reference in the Prospectus or are not applicable.

Item 17.  Undertakings

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York on February 28, 2001.

                                       Henry Schein, Inc.

                                       By: /s/Stanley M. Bergman
                                          -------------------------
                                              Stanley M. Bergman
                                              Chairman, Chief Executive Officer
                                              and President

         KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below hereby constitutes and appoints Stanley M. Bergman, Steven Paladino and Mark Mlotek, and each of them acting alone without the others, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities (until revoked in writing), any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent, and each of them acting alone without the others, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                               Capacity                                   Date

/S/ STANLEY M. BERGMAN        Chairman, Chief Executive Officer,            February 28, 2001
-----------------------       President and Director (principal
Stanley M. Bergman            executive officer)


/S/ STEVEN PALADINO           Executive Vice President, Chief              February 28, 2001
-----------------------       Financial Officer and Director (principal
Steven Paladino               financial and accounting officer)


/S/ JAMES P. BRESLAWSKI       Executive Vice President, Director           February 28, 2001
-----------------------
James P. Breslawski


                                      II-4



/S/ GERALD A. BENJAMIN        Senior Vice President-Administration         February 28, 2001
-----------------------       and Director
Gerald A. Benjamin


/S/ LEONARD A. DAVID          Vice President-Human Resources,              February 28, 2001
-----------------------       Special Counsel and Director
Leonard A. David


/S/ MARK E. MLOTEK            Senior Vice President and Director           February 28, 2001
-----------------------
Mark E. Mlotek

                                  EXHIBIT INDEX





Exhibit No.      Description                                                                            Page No.

3.1              Form of Amended and Restated Articles of  Incorporation.  (Incorporated by                --
                 reference to Exhibit 3.1 to Henry Schein, Inc.'s Registration Statement on
                 Form S-1, Reg. No. 33-96528)

3.2              Amendments dated November 12, 1997 to Amended and Restated Articles of                    --
                 Incorporation (Incorporated by reference to Exhibit 3.3 to HSI's Annual
                 Report on From 10-K for the fiscal year ended December 27, 1997)

3.3              Amendment dated June 16, 1998 to Amended and Restated Articles of                         --
                 Incorporation (Incorporated by reference to Exhibit 3.3 to Henry Schein, Inc.'s
                 Registration on Form S-3, Reg. No. 333-59793)

3.4              Form of Amended and Restated Bylaws.  (Incorporated by reference to                       --
                 Exhibit 3.2 to Henry Schein, Inc.'s Registration Statement on Form S-1, Reg.
                 No. 33-96528)

3.5              Amendments to Amended and Restated By-laws adopted July 15, 1997.                         --
                 (Incorporated by reference to Exhibit 3.3 to Henry Schein, Inc.'s Registration
                 Statement on Form S-4, Reg. No. 333-36081)

5                Opinion of Proskauer Rose LLP regarding legality.                                        II-7

23.1             Consent of BDO Seidman, LLP                                                              II-8

23.2             Consent of Proskauer Rose LLP (included in Exhibit 5)                                     --

24.1             Powers of Attorney (included as part of the signature pages on page II-4 of               --
                 the Registration Statement).

                                                                       Exhibit 5


                               PROSKAUER ROSE LLP
                                  1585 Broadway
                            New York, New York 10036


                                February 28, 2001

Henry Schein, Inc.
135 Duryea Road
Melville, New York  11747

Ladies and Gentlemen:

         We are acting as counsel to Henry Schein, Inc., a Delaware corporation (the "Company"), in connection with the Registration Statement on Form S-3 (the "Registration Statement") filed by the Company under the Securities Act of 1933 with respect to 429,150 shares (the "Shares") of the common stock, par value $.01 (the "common stock"), of the Company. The Registration Statement relates to the offer and sale of the Shares by certain selling stockholders.

         We have examined and relied upon originals or copies, certified or otherwise authenticated to our satisfaction, of all such corporate records, documents, agreements and instruments relating to the Company, and certificates of public officials and of representatives of the Company, and have made such investigations of law, and have discussed with representatives of the Company and such other persons such questions of fact, as we have deemed proper or necessary as a basis for rendering this opinion.

         Based upon and subject to the foregoing, we are of the opinion that the Shares are legally issued, fully paid and non-assessable.

         We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement. In giving the foregoing consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,


PROSKAUER ROSE LLP



By:      /S/ ROBERT A. CANTONE
   -----------------------------
         A Member of the Firm


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


                                                                    Exhibit 23.1



                             CONSENT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS


Henry Schein, Inc.
Melville, New York


         We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of Henry Schein, Inc. (the "Company") on Form S-3 of our reports dated February 25, 2000 relating to the consolidated financial statements and schedule of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 25, 1999.

We also consent to the reference to us under the caption "Experts" in the Prospectus.


/S/ BDO SEIDMAN, LLP
---------------------
BDO Seidman, LLP
New York, New York

February 28, 2001


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


                       [Letterhead of Proskauer Rose LLP]



February 28, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Henry Schein, Inc. (File No. 0-27078)
                           Registration Statement on Form S-3
                           ----------------------------------

Ladies and Gentlemen:

On behalf of our client, Henry Schein, Inc. (the "Company"), we herewith transmit for filing pursuant to the Securities Act of 1933 the Company's Registration Statement on Form S-3 for the registration under the Securities Act of 1933 of the offer and sale of up to 429,150 shares of the common stock, par value $.01 per share, of the Company (the "Common Stock") by certain selling stockholders.

An aggregate of $3,520 has been sent by Federal Reserve wires to the U.S. Treasury designated lockbox at Mellon Bank, Pittsburgh in payment of the registration fee.

If the Staff has any questions or requires additional information, please do not hesitate to call the undersigned at 212.969.3248.

Respectfully,


/s/ Edward W. Scheuermann
Edward W. Scheuermann

cc:  Michael Ettinger, Esq.
      General Counsel



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